August 4, 2017

Via EDGAR

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4628

100 F Street, NE

Washington, DC 20549

Attention:                 Brad Skinner, Senior Assistant Chief Accountant

Jennifer O’Brien, Staff Accountant

Re:                             PDC Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 28, 2017

Response dated July 27, 2017

File No. 001-37419

Ladies and Gentlemen:

With respect to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated August 2, 2017 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Annual Report”) of PDC Energy, Inc. (the “Company”), the Company responds as follows:

The comment of the Staff is set forth below for ease of reference, and is numbered to correspond to the numbered comment in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements, page 63

Notes to Consolidated Financial Statements, page 69

Note 4 — Properties and Equipment, page 75

1.                                      In your response to prior comment 1 in our letter dated July 19, 2017 you indicated that “the timing of future cash flows from the assets received did not differ significantly from the timing of future cash flows from the assets transferred for purposes of ASC paragraph 845-10-30-4(a) notwithstanding the differences in how the properties were reflected in our development plans utilized for the preparation of our proved SEC reserves.” Provide us, as supplemental information, reasonably detailed summaries of the cash flow and entity-specific value analyses you prepared to evaluate the two criteria under FASB ASC paragraph 845-10-30-4 in connection with your conclusion that the exchange transaction lacked commercial substance.

Response:

Legal counsel for the Company, Davis Graham & Stubbs LLP, will deliver to the Staff on a supplemental basis reasonably detailed summaries of the cash flow and entity-specific value analyses the Company prepared to evaluate the two criteria under FASB ASC paragraph 845-10-30-4 in connection with the Company’s conclusion that the exchange transaction lacked commercial substance (the “Analysis”). We request that the Analysis provided be returned to the Company or Davis Graham & Stubbs LLP upon the Staff’s completion of its review of the Annual Report.

Please contact the undersigned with any questions at 303.831.3930.

Sincerely,

/s/ David W. Honeyfield

David W. Honeyfield
Chief Financial Officer